Filed by The Bank of New York Company, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Companies: The Bank of New York Company, Inc. (Commission File No.: 1-06152)

Mellon Financial Corporation (Commission File No.: 1-07410)

The information presented below may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based upon our current beliefs and expectations and are subject to significant risks and uncertainties. The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of The Bank of New York Company, Inc. and Mellon Financial Corporation may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the combined company may not realize, to the extent or at the time we expect, revenue synergies and cost savings from the transaction; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; and (5) governmental or shareholder approvals of the transaction may not be obtained on the proposed terms or expected timeframe or at all. Additional factors that could cause The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s results to differ materially from those described in the forward-looking statements can be found in The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission.

Additional Information About this Transaction

The proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation will be submitted to The Bank of New York Company, Inc.’s and Mellon Financial Corporation’s shareholders for their consideration. Shareholders are urged to read the joint proxy statement/prospectus regarding the proposed transaction between The Bank of New York Company, Inc. and Mellon Financial Corporation because it will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about The Bank of New York Company, Inc. and Mellon Financial Corporation, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and other SEC filings that will be incorporated by reference in the joint proxy statement/prospectus will also be available, without charge, from Mellon Financial Corporation, Secretary of Mellon Financial Corporation, One Mellon Center, Pittsburgh, Pennsylvania 15258-0001 (800-205-7699), or from The Bank of New York Company, Inc., Investor Relations, One Wall Street, 31st Floor, New York, New York 10286 (212-635-1578).

Directors and executive officers of The Bank of New York Company, Inc. and Mellon Financial Corporation and other persons may be deemed to be participants in the solicitation of proxies from the shareholders of Mellon Financial Corporation and/or The Bank of New York Company, Inc. in respect of the proposed transaction. Information about the directors and executive officers of Mellon Financial Corporation is set forth in the proxy statement for Mellon Financial Corporation’s 2006 annual meeting of shareholders, as filed with the SEC on March 15, 2006. Information about the directors and executive officers of The Bank of New York Company, Inc. is set forth in the proxy statement for The Bank of New York Company, Inc.’s annual meeting of shareholders, as filed with the SEC on March 24, 2006. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus when it becomes available.

***

The following is an electronic communication that was distributed to employees of The Bank of New York Company, Inc. on December 19, 2006.

Issue 1: December 18, 2006

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Welcome to the first Merger Update

This newsletter is part of ongoing communications to ensure that all Bank of New York employees are aware of the process and progress of our merger with Mellon Financial Corporation.

As you know, the merger transaction is expected to close in the third quarter of 2007, with a three-year integration period to follow. In these newsletters, we will address current questions and issues that employees have raised or that have surfaced in the merger process. We will also highlight accomplishments and next steps and present any additional materials needed to address your questions.

Our first priority for this merger is doing it right — for our clients and for our people. This is a true merger and a true partnership. The teamwork includes every aspect of the merger, including the Integration team, which will be jointly led by Mellon’s Steve Elliott and me.

I hope you find this Merger Update helpful, and I encourage you to talk to your manager or contact us directly with any questions you may have through an email to the Corporate Communications mailbox.

I thank you in advance for your commitment to this merger and to doing it right.

Sincerely,

Don Monks

Vice Chairman, The Bank of New York

Integration Team Co-Head

Also in this issue

Recent Accomplishments

Next Steps

When will more information regarding the Integration team be available?

What leadership roles have been identified for the combined company?

When will the next level of management be decided and announced?

What happens to pipeline technology projects/ investments?

If I have Bank of New York stock and options, what happens to them at the close?

How do I raise an issue or ask a question?

Other Frequently Asked Questions

We want to hear from you. Please send your questions and feedback to Corporate Communications.

For ongoing information about the merger, please visit myWorld.

Merger Update is a publication of Corporate Communications,

The Bank of New York.

For internal use only.

Recent Accomplishments and Next Steps

Recent Accomplishments

•	The future The Bank of New York Mellon Corporation senior management team was named on announcement day, December 4, 2006, including the Integration Co-Heads.

•	A merger communications plan for employees began on announcement day with an email to all employees from Tom Renyi, a series of team meetings in the business areas, Senior Officers meetings and information, including Employee Q&As, posted on myWorld.

•	Immediately after the announcement, Global Client Management instituted a comprehensive client outreach program with our largest franchise clients across the globe. Feedback from these clients was 97% positive or neutral.

•	On announcement day, Tom Renyi, Gerald Hassell and Mellon CEO Bob Kelly held a meeting for analysts and investors, with more than 1,785 attendees in person and via webcast. Analyst reaction was positive. The executive team also began a week-long series of meetings with major shareholders.

Next Steps

•	The full Merger Transition Team to be named and announced.

•	Continued client communication outreach to ensure we “Lose No Client.”

•	More questions and answers on benefits and the Integration.

Frequently Asked Questions

What is the difference between transition, close and conversion? What does the term integration cover?

Transition is the period between the time the two parties agree to the transaction and the actual legal close of the deal. The close occurs when both parties have obtained all legal, regulatory and governmental approval for the transaction. Our transaction is expected to close by the third quarter of 2007. After the close is announced, the two parties are officially merged in title but the actual merger of systems and processes takes place during the conversion. Integration is a term used to describe all activities around bringing two organizations together. For the merger of The Bank of New York and Mellon, the entire integration period is expected to be three years.

Will I see changes right away? What should I be doing?

Between now and the close of the transaction, it is business as usual. The most important thing in any time of change is to stay focused on your job and on your clients.

We know that this is difficult to do without good communication about plans and decisions as they are made. The Company is committed to ongoing and timely communications with you in the coming weeks and months via Merger Updates, a Merger website on myWorld and meetings in business areas and support groups.

Why will the integration take three years?

We are mapping out our integration in a disciplined manner so that we balance the goal of maintaining the stability of our employee and client base with our intention of ensuring clients reap the benefits of the combined organization as quickly as possible. We are focused on providing the most value for our clients, and ultimately for our shareholders. The three-year timeframe reflects best practices in integrations of this size and complexity.

When will more information regarding the Integration Team be available — both in terms of the people involved and the timeline they will be working to?

The Integration Team is currently meeting to develop a timeline and working team for the transition, integration and conversion of the two companies. We are preparing an Integration document to outline the steps involved in the process as well as a timeline. The Integration working team will be announced separately.

What are the Rules of the Road?

Until the close of the transaction in the third quarter of 2007, all employees of The Bank of New York should follow the “Rules of the Road,” which outline the business practices you need to adhere to while the merger is pending. Until the close, those guidelines should govern your conduct. You can find the Rules of the Road on myWorld.

Could you outline the leadership roles that have been identified for the combined company?

Tom Renyi will serve as executive chairman of The Bank of New York Mellon for 18 months following the close of the transaction, which is projected to occur on or around July 1, 2007. He’ll have overall responsibility for the integration of the two companies. At the conclusion of that 18-month period, he plans to retire from the Company.

Bob Kelly, currently chairman and CEO of Mellon, will serve as chief executive officer of The Bank of New York Mellon when the transaction closes and will also assume the Chairmanship when Tom Renyi retires.

Gerald Hassell will be President of the new company, and will work closely with Bob Kelly on strategy and business execution.

The rest of the management structure combines leaders from both companies:

•	Bruce Van Saun will be CFO.

•	The Investor Services business, which will be known as Asset Servicing, will be led by Tim Keaney along with Jim Palermo from Mellon.

•	Brian Rogan will continue to lead Issuer Services, as well as Treasury Services, which include cash management, global payments and trade services.

•	Karen Peetz will continue to lead Global Corporate Trust.

•	Torry Berntsen will run the combined Global Client Management function.

•	Don Monks will lead Operations & Technology, while also working with Steve Elliott from Mellon to drive the integration effort.

•	Kurt Woetzel will continue as Chief Information Officer.

•	Rich Brueckner continues to run Pershing.

•	Asset Management will be run by Ron O’Hanley, currently of Mellon.

•	Wealth Management will be headed by Dave Lamere, also of Mellon.

•	Todd Gibbons will be Chief Risk Officer.

•	Lisa Peters from Mellon will head up Human Resources.

•	Jim Vallone, who recently joined the Bank, will head Audit.

•	Carl Krasik of Mellon will act as General Counsel.

•	Mark Musi continues as head of Compliance.

Each of these leaders will be working to bring together the two organizations, combining the best practices and leveraging the collective talent pool to make each function that much stronger.

When will the next level of management be decided and announced? When will we know the joint structure of our teams?

We are currently creating an Integration Team that, among many responsibilities, will facilitate the selection process within the business and support groups for all levels of management and staff that might be affected by the merger. This is a very complex process and it will be managed thoughtfully and deliberately over the next several months. As management appointments are made, we will communicate them as quickly as possible.

When should we expect to hear about staff locations?

We are in the very early stages of transition and integration, and decisions as to location of staff must be made through a deliberate, careful process facilitated by the Integration Team. This process may take weeks or months. Our commitment is to communicating with you as fully as possible as soon as decisions are made.

Does New York City lose as Pittsburgh gains? What happens to employment in NYC?

It is premature to estimate impact on The Bank of New York’s NYC-based employment. But, since NYC will be The Bank of New York Mellon’s headquarters, the company remains firmly committed to the city and to maintaining a very strong presence here.

What happens to pipeline technology projects/investments?

At the appropriate time, we’ll be conducting an analysis to identify overlaps between what we’re building and what already exists at Mellon. Where there’s no overlap, we will deploy projects as we normally would. Keep in mind, the basic tenet of this merger and integration is to retain all clients. We have to keep moving forward.

What happens to pipeline products?

If we are creating products that our clients need and there is no overlap with Mellon, we will proceed with those products.

After the merger, will there be new compensation and benefits plans for employees of The Bank of New York Mellon?

Both companies currently have strong and competitive compensation and benefits plans, and that will continue for the new company. We will be establishing new programs for 2008 and beyond. We will communicate changes when those decisions have been made.

If I have Bank of New York stock and options, what happens to them at the close?

Employees of The Bank of New York who hold outstanding restricted stock or stock options will automatically receive restricted stock or stock options in the newly merged company. The new restricted stock and stock options will have essentially the same economic value as the converted Bank of New York restricted stock or stock options. The terms and conditions, including vesting schedules, will otherwise remain unchanged.

How do I raise an issue or ask a question?

Your first source of information should be your manager. We also encourage you to email questions or concerns to Corporate Communications at Corporate.Communications@bankofny.com.

Questions will be routed to the appropriate area. Some may be answered individually but most will be answered in group communications, such as the Merger Update or on the Merger website on myWorld.